February 3, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-4561

Attention:	Joyce Sweeney
Accounting Branch Chief

Re:	Enterprise Financial Services Corp
Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarterly Periods Ended March 31, 2005, June 30, 2005 & September 30, 2005
File No. 001-15373

Dear Ms. Sweeney:

In response to your comment letter dated January 23, 2006, we offer the following information on the $40 million of fair value hedges that were in place at December 31, 2004 and disclosed on page 62 of the 2004 Form 10-K for Enterprise Financial Services Corp (“Enterprise”). Note: Brokered CD #1 and related interest rate swap (described below) matured in February 2005, therefore, it was not reported in the fair value hedge information presented in Forms 10-Q for 2005.

Request #1a: the specific terms of the brokered CDs and the hedging instrument:

Brokered CD #1
•	Amount: $10 million
•	Effective Date: February 25, 2004
•	Maturity Date: February 25, 2005
•	Interest rate: Fixed at 1.70% payable at maturity using an Actual/365 day count

Brokered CD #1 interest rate swap (hedging instrument)
•	Notional Amount: $10 million
•	Effective Date: February 25, 2004
•	Maturity Date: February 25, 2005
•	Counterparty: Citigroup
•

Terms on Floating amount: Enterprise pays Citigroup a floating rate of 3-month LIBOR plus 5.5 basis points on the average Notional Amount. The LIBOR rate will be determined two business days prior to the reset date. The reset date is quarterly in arrears on May 25, August 25, November 25, and February 25. Pay dates are semiannual on August 25 and February 25 and will be based on an Actual/360 day count.

•	Terms on Fixed amount: Citigroup pays Enterprise a fixed amount of 1.70% on the notional amount at maturity using an Actual/365 day count.

150 North Meramec • Clayton, Missouri 63105-3753 • (314) 725-5500 • FAX (314) 727-3239

Brokered CD #2
•	Amount: $10 million
•	Effective Date: February 20, 2004
•	Maturity Date: February 17, 2006
•	Interest rate: Fixed at 2.30% payable semiannually using an Actual/365 day count. Pay dates begin August 20, 2004 and every February 20 and August 20, thereafter, until maturity.

Brokered CD #2 interest rate swap (hedging instrument)
•	Notional Amount: $10 million
•	Effective Date: February 20, 2004
•	Maturity Date: February 17, 2006
•	Counterparty: Citigroup
•

Terms on Floating amount: Enterprise pays Citigroup a floating rate of 3-month LIBOR minus 2 basis points on the average Notional Amount. The LIBOR rate will be determined two business days prior to the reset date. The reset date is quarterly in arrears on May 20, August 20, November 20, and February 20. Pay dates are semiannual on August 20 and February 20 and will be based on an Actual/360 day count.

•

Terms on Fixed amount: Citigroup pays Enterprise a fixed amount of 2.30% on the notional amount annually using an Actual/365 day count.  Pay dates are semiannually, beginning on August 20, 2004, and every February 20 and August 20, thereafter, until maturity.

Brokered CD #3
•	Amount: $10 million
•	Effective Date: February 25, 2004
•	Maturity Date: February 26, 2007
•	Interest rate: Fixed at 2.90% payable semiannually using an Actual/365 day count. Pay dates begin August 25, 2004 and every February 25 and August 25, thereafter, until maturity.

Brokered CD #3 interest rate swap (hedging instrument)
•	Notional Amount: $10 million
•	Effective Date: February 25, 2004
•	Maturity Date: February 26, 2007
•	Counterparty: Citigroup
•

Terms on Floating amount: Enterprise pays Citigroup a floating rate of 3-month LIBOR on the average Notional Amount. The LIBOR rate will be determined two business days prior to the reset date.  The reset date is quarterly in arrears on May 25, August 25, November 25, and February 25. Pay dates are semiannual on August 25 and February 25 and will be based on an Actual/360 day count.

•

Terms on Fixed amount: Citigroup pays Enterprise a fixed amount of 2.90%> on the notional amount annually using an Actual/365 day count. Pay dates are semiannually, beginning on August 25, 2004, and every February 25 and August 25, thereafter, until maturity.

Brokered CD #4
•	Amount: $10 million
•	Effective Date: April 16, 2003
•	Maturity Date: April 17, 2006
•	Interest rate: Fixed at 2.45% payable semiannually using an Actual/365 day count. Pay dates begin October 16, 2003 and every April 16 and October 16, thereafter, until maturity.

Brokered CD #4 interest rate swap (hedging instrument)
•	Notional Amount: $10 million
•	Effective Date: April 16, 2003
•	Maturity Date: April 17, 2006
•	Counterparty: Citigroup
•

Terms on Floating amount: Enterprise pays Citigroup a floating rate of 3-month LIBOR plus 11.3 basis points on the average Notional Amount. The LIBOR rate will be determined on the quarterly reset date. The reset dates are July 16, October 16, January 16, and April 16. Pay dates are semiannual on October 16 and April 16 and will be based on an Actual/360 day count.

•

Terms on Fixed amount: Citigroup pays Enterprise a fixed amount of 2.45% on the notional amount annually using an Actual/365 day count.  Pay dates are semiannually, beginning on October 16, 2003, and every April 16 and October 16, thereafter, until maturity.

Request #lb: identify the party that pays any broker placement fees for the CDs

In all four cases, the broker placement fees were paid by Enterprise and did not affect the inception value of the interest rate swap. The fees were netted against the proceeds received from the issued CD. The fees are capitalized and amortized into interest expense over the life of the CD just like debt issuance costs.

Request #1c: clarify whether the payment of the broker placement fees is factored into the terms of the swap

The payment of the broker placement fees has absolutely nothing to do with the terms of the swap. The transactions are completely separate.

Request #ld: the specific documented risk being hedged

The documented risk being hedged is the risk of changes in fair value on the brokered CDs due to their fixed interest rates.

Request #1e: How did you determine that these hedges meet each of the conditions of paragraph 68 of SFAS #133?

We analyzed each hedging transaction using the eight criteria applicable to fair value hedges in paragraph 68 of SFAS #133. Since the answers shown are the same for all four of our hedges above, we are only documenting them once here for response purposes.

a.	The $10 million notional amount of the swap matches the principal amount of the interest-bearing liability (i.e. the brokered CD).
b.

The fair value of the swap at its inception was zero. The fixed side of the swap was equal to the interest rate on the CD and the variable rate side was determined in a bidding process among at least two swap counterparties. We chose the swap counterparty with the lowest variable rate spread to LIBOR all other things being equal. The brokered CD placement fee WAS NOT a part of the swap negotiation process. See Request #lc above.

c.

The formula for computing the net settlements under the interest rate swap is the same for each settlement. The fixed rate on the swap is the same as the rate we must pay on the brokered CD and the variable rate is based on the same index (three month LIBOR) and spread to that index (if applicable) throughout the term.

d.

The interest bearing liability (i.e. brokered CD) is not prepayable. While a portion of a brokered CD can be redeemed prior to maturity due to death of an underlying investor, the Derivatives Implementation Group (“DIG”) in its Issue No. E6 ruled that this condition would not cause the CD to be considered prepayable under paragraph 68(d) of FAS #133.

e.	The other terms of the brokered CD and interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.
f.	The expiration date of the swap matches the maturity date of the brokered CD.
g.	There is no floor or ceiling on the variable interest rate of the swap.
h.	The quarterly re-pricing interval is frequent enough to justify an assumption that the variable payment by Enterprise is at a market rate.

Based on these results, we concluded that the hedging transactions qualified for using the “shortcut method” of accounting in FAS #133.

Request #2:  Please tell us the nature of any other hedging relationship for which you apply the shortcut method or other abbreviated method resulting in the recognition of no ineffectiveness.

There are no others.

In connection with our response to your comments, we acknowledge that:

•	Enterprise is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Enterprise may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your requests. If you need additional information, please contact me at 314-725-5500 or via fax at 314-812-1576.

Sincerely,

Frank H. Sanfilippo
Chief Financial Officer

4